UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Inability to file Annual Report on Form 20-F for the year ended December 31, 2019 by the original deadline of April 30, 2020 due to circumstances related to COVID-19.

TAOPING INC. (the “Company”) will be unable to file its 2019 Annual Report on Form 20-F (the “20-F”) by April 30, 2020 due to circumstances related to COVID-19. Substantially all of the Company’s operating subsidiaries, consolidated variable interest entities, employees and facilities are located in China which has been affected by the outbreak of COVID-19 since early 2020. COVID-19 has caused Company business and government agencies throughout China to suspend operations or operate with reduced workforce in shifts for limited periods of time. As a result, the Company is unable to complete and file the 20-F by April 30, 2020 without undue hardship and expenses.

The Company is relying on the Securities and Exchange Commission (the “SEC”) order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 25, 2020 (Release No. 34-88465) to extend the due date for the filing of the 20-F until June 14, 2020. The Company will work diligently to submit the 20-F as soon as practicable but no later than 45 days after the original due date.

The Company is supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 with the following risk factor:

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

An outbreak of respiratory illness caused by COVID-19 emerged in late 2019 and has spread within the PRC and globally. The coronavirus is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

Any outbreak of health epidemics in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and business. For most of the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines. We only resumed full operations since late March. The pandemic has also depressed customers’ demand for our products and services, since during the past few months, businesses across China largely suspended or reduced operations. As a provider of digital advertising distribution networks, we are sensitive to the overall business environment and vulnerable to any market downturns.

With the coronavirus epidemic expanding globally, the world economy is suffering a noticeable slowdown. Commercial activities throughout the world have been curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus is not effectively controlled in a short period of time, our business operation and financial condition may be materially and adversely affected as a result of slowdown in economic growth, operation disruptions or other factors that we cannot predict.

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Forward-Looking Statements

Statements in this Report of Foreign Private Issuer on Form 6-K are “forward-looking statements” as the term is defined under applicable securities laws. These statements include the anticipated timing of the filing of Company’s 20-F under the Exchange Act, the expected impact of the COVID-19 outbreak on the Company’s financial reporting capabilities and its operations generally, and the potential adverse effects of such pandemic on the overall business environment. These and other forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks and uncertainties are, in many instances, beyond the Company’s control. Forward-looking statements, which are presented as of the date of this filing, will not be updated to reflect events or circumstances after the date of this report except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer